SUPREME COURT OF THE STATE OF NEW YORK
NEW YORK COUNTY

PRESENT: **HON. MELISSA A. CRANE** **PART** **60M**

Justice

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IN RE INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION,

Plaintiff,

- v -

XXX,

Defendant.

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INDEX NO. 651295/2021

MOTION DATE 06/14/2023

MOTION SEQ. NO. 020

DECISION + ORDER ON MOTION

The following e-filed documents, listed by NYSCEF document number (Motion 020) 210, 211, 212, 213, 214, 215, 216, 217, 218, 219, 220, 221, 222, 223, 224, 225, 226, 227, 228, 229, 230, 231, 232, 233, 234, 235, 236, 237, 238, 239, 240, 431, 432, 433, 434, 435, 436
were read on this motion to/for MISCELLANEOUS .

Plaintiffs Andrea Hunter ("Hunter"), David Rosenstein ("Rosenstein"), Neil O'Connor ("O'Connor"), and Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") (together, "Plaintiffs"), brought this class action individually and on behalf of all others similarly situated that purchased Infinity Q Diversified Alpha Fund Investor Class (IQDAX) or Institutional Class (IQDNX) shares from February 25, 2018 to February 18, 2021, inclusive (the "Class Period") pursuant or traceable to prospectuses dated February 1, 2018, December 21, 2018, or December 20, 2019 that were filed with the SEC as part of registration statements (the "Prospectuses"). Plaintiffs alleged that the Fund, through its investment advisor, trustees, underwriter, auditor, and other Defendants, violated the Securities Act of 1933 by registering, offering, and selling the shares utilizing misleading registration statements and prospectuses.

In Motion Sequence No. 20, Plaintiffs on behalf of themselves and the class, seek: (i) final judicial approval of a proposed settlement set forth in an Amended Stipulation of Settlement (the

"Settlement") dated September 7, 2022 (Doc 177 [Settlement]); (ii) final judicial approval of the Plan of Allocation (the "POA"); (iii) final judicial approval of Plaintiffs' counsel's motion for attorneys' fees and expenses; and (iv) a service award to Plaintiffs for representing the Class.

Factual Background

Infinity Q Diversified Alpha Fund (the "Fund") launched in 2014 as a hedge fund. The Fund registered as an investment company under the Investment Company Act of 1940. It publicly offered securities registered under the Securities Act of 1933. It offered a "quantamental" investment strategy that combined quantitative research with private equity-style diligence and sought positive returns using "alternative strategies" uncorrelated to equity, fixed income and credit markets. The Fund invested primarily in "swap contracts"[1].

The Fund allegedly used statistical models, that third-party pricing services provided, to comply with its legal duty to calculate daily Net Asset Value ("NAV") because it was dealing with complex, different, and opaque swap contracts. According to a SEC report, the Fund held swap contracts with an allegedly fair value of $449 million in November 2020's end, representing about 26% of its $1.71 billion in net assets at the time. This included "variance swap contracts." These are especially complex swaps that derive their value from many factors, such as market volatility or the way global markets, foreign currencies, or other assets moved in relation to one another.

The Fund attracted investors through close connections with its investment advisor Infinity Q Capital Management, LLC ("Infinity Q"), David Bonderman ("Bonderman"), a private equity billionaire, and his family office, Wildcat Capital Management, LLC ("Wildcat"). The Fund's website, and several articles, underscored the links between Bonderman, Wildcat and the Fund. The Fund also sent annual reports to shareholders highlighting its ability to provide exposure to

[1] Swaps contracts are where two counterparties agree to exchange or "swap" payments with each other based on, *inter alia*, changes in a stock price, interest rate, commodity price, or even the variance of a financial instrument.

alternative strategies that funds and investors, like Bonderman, used. It also emphasized that investors' money would be managed by the same team at Wildcat that managed Bonderman's money. Investors routinely engaged in business with the Fund. A SEC filing stated that $787 million poured into the Fund in the 12 months ending in August 2020.

Swap contracts' complex and multi-faceted nature sometimes makes them difficult to value. Defendants informed investors that the Fund and Infinity Q used the third-party pricing service and other measures to calculate the "fair value" of the Fund's swaps. Infinity Q claimed to make those calculations in good faith.

On February 22, 2021, the Fund and Infinity Q jointly disclosed, with the SEC, that Infinity Q's Chief Investment Officer, James Velissaris ("Velissaris"), had been "adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps" the Fund held. The filing stated that the SEC was the first to uncover Velissaris' conduct, rather than the Fund, Infinity Q, or the Fund's auditor, EisnerAmper.

The Fund and Infinity Q later admitted that: they were "unable to verify that the values it had previously determined for the Swaps were reflective of fair value []"; they were unable to verify whether the values for positions other than Swaps were reliable; and they could not calculate a NAV that would enable the Fund to satisfy requests for redemptions of Fund shares. Thus, the joint disclosure ultimately revealed that unreliable and likely inflated valuations of the Fund assets had been reported to investors in various SEC filings and included in the Fund's daily NAV calculations for an unspecified period of time.

The SEC indefinitely halted redemptions in the Funds' shares as of February 19, 2021 while the Fund liquidated its assets. As a result, investors could not withdraw their money from the Fund and did not know what their investments were worth.

On March 11, 2021, the Fund posted the following update on its website:

> "Although the Fund is still calculating the proceeds from the liquidations to date, it anticipates that the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021, the last day an NAV was calculated for the Fund. As a result, the amount of Fund assets available for possible distribution to shareholders, before taking into account the reserve described below, will be less than the net assets of the Fund as valued on February 18, 2021."

(Doc 212 [Kim Affirmation] ¶ 55).

The update further provided that as of March 9, 2021, the Fund held about $1.2 billion in cash or cash equivalents. This was over $500 million less than the NAV calculated a few weeks before. Six months later, in December 2021, the Fund's website stated that it was still determining the historical NAVs needed to give some investors their money back.

On February 17, 2022, the DOJ, SEC, and CFTC brought enforcement actions arising from investigations into the Fund's collapse. That day, Velissaris was arrested and charged by the DOJ with securities fraud and other related crimes. The SEC and CFTC also civilly charged him with defrauding Fund investors for years. The SEC alleged that the misconduct occurred "[f]rom at least February 2017 through February 2021." It also alleged that Velissaris and Infinity Q began using the Bloomberg Valuation Service ("BVAL") in 2016, and that, by at least February 2017, Velissaris was manipulating it to inflate the value of the Fund's NAV. The SEC further alleged that "[i]n offering documents, prospectuses, valuation policies, and other documents, Velissaris and Infinity Q represented to the Funds' current and prospective investors how they would value the Funds' assets" and that those representations "were false or misleading," because "Velissaris and Infinity Q did not follow [the Fund's] valuation process." The enforcement actions all alleged that the Fund's NAV was artificially inflated throughout the period of Velissaris' misconduct.

On March 8, 2022, Infinity Q reported on its website that an outside consultant, hired to re-value the Fund's assets, "concluded that the Fund's Bilateral [over-the-counter] Positions were overstated at each month-end date from February 2017 through January 31, 2021[]" and that the Fund's reported month-end NAV was overstated by less than 10% prior to October 31, 2019, more than 10% from October 31, 2019 through January 31, 2021, and more than 30% for most of 2020.

Procedural Posture

On February 24, 2021, plaintiff Hunter commenced an action by filing a complaint alleging violations of the Securities Act of 1933 (*Hunter v. Infinity Q Diversified Alpha Fund, et al.*, Index No. 651295/2021). On February 25, 2021, plaintiff Rosenstein commenced a similar case (*Rosenstein v. Trust for Advised Portfolios, et al.*, Index No. 651302/2021). The Hunter and Rosenstein actions were later consolidated on April 15, 2021, under the caption *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (Doc 12). On April 16, 2021, plaintiffs' co-lead counsel in *In re Infinity Q Diversified Alpha Fund Securities Litigation* filed a Consolidated Complaint (Doc 13).

On February 26, 2021, plaintiff Liang Yang commenced a federal action by filing a class action complaint for violation of the federal securities laws (*Yang v. Trust for Advised Portfolios, et al.*, Case No. 1:21-cv-01047-FB-MMH [EDNY]). On February 17, 2022, plaintiffs Schiavi, Dattani, and Dominus filed a class action complaint on behalf of purchasers in the Diversified Fund and the Volatility Fund. This action included U.S. Bancorp and included allegations similar to the complaints in the *Hunter*, *Yang*, and *In re Infinity Q Diversified Alpha Fund Securities Litigation* actions. In addition, this action incorporated newly discovered allegations arising from the DOJ, SEC, and CFTC pleadings (*Schiavi + Company LLC DBA Schiavi + Dattani, et al. v. Trust for Advised Portfolios, et al.*, Case No. 1:22-cv-00896 [EDNY]).

On April 8, 2022, the Yang and Schiavi actions were consolidated. The parties consented to stay the federal case pending the Settlement's outcome in this case, and voluntarily to dismiss the federal case if the court approved the Settlement.

On August 12, 2022, plaintiff Dominus commenced an action in this court asserting common law claims on investors' behalf in the Volatility Fund (*Dominus Multimanager Fund Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022).

Eventually, the parties in the state and federal actions agreed to participate in mediation (Doc 128). On December 17, 2021, the parties attended a virtual mediation session. The parties did not reach a settlement at the end of the first full-day session. Consequently, additional sessions were also held on December 28, 2021, January 17, 2022, and March 17, 2022. Although there was progress at these sessions, the parties did not reach a settlement.

Between June 1, 2021, and June 30, 2021, defendants filed seven (7) motions to dismiss the consolidated complaint in the *In re Infinity Q Diversified Alpha Fund Securities Litigation* action. The court scheduled a hearing on the motions for April 4, 2022.

On March 25, 2022, the parties updated the court on settlement negotiations, informed it that plaintiffs intended on filing a Consolidated Amended Complaint, and requested an adjournment (Doc 137). The court adjourned the hearing, and on May 2, 2022, the plaintiffs filed their Consolidated Amended Complaint (Docs 138-139).

On August 15, 2022, plaintiffs filed a motion for leave to file a second Consolidated Amended Complaint that included the federal lead Plaintiff Schiavi and Dattani as a class representative for investors in the Diversified Fund (Docs 155-157).

On August 17, 2022, plaintiffs filed an Order to Show Cause related to the proposed preliminary approval of a settlement reached with certain defendants (Docs 158-160). Plaintiffs

later reached a settlement with the remaining holdout defendants after additional mediation sessions (Doc 161).

On September 7, 2022, plaintiffs filed an Order to Show Cause in connection with the preliminary approval of the proposed global settlement (Docs 175-177). The court then scheduled a preliminary fairness hearing for October 17, 2022 (Doc 180). After the hearing, the court preliminarily approved the settlement, and ordered that the Notice be sent to potential class members before the final approval hearing (scheduled for January 31, 2023) (Doc 182).

On October 7, 2022, plaintiffs' counsel, through the Claims Administrator, implemented a court approved notice program whereby potential class members received notice by mail or publication. The summary notice and other settlement-related documents were published online on the settlement website on October 17, 2022 and remain posted to-date.

On November 10, 2022, the Diversified Fund and the SEC announced that it had settled its claims against the Diversified Fund relating to the alleged mispricing of the Fund's assets in violation of Rule 22c-1 under the Investment Company Act of 1940. The settlement did not require payment, to the SEC, of any of the Diversified Fund's assets.

On November 21, 2022, Velissaris pled guilty to securities fraud, admitted to making false and misleading statements about Infinity Q's process for valuing swap and derivative positions, and admitted to fraudulently mismarking those securities in ways that did not reflect their fair value.

Discussion

I. Class Certification

Previously, the court preliminarily certified the class in the Preliminary Approval Order (Doc 181 [Preliminary Approval Order]). Given the limited changes in this case since the court entered its Preliminary Approval Order, and that the elements of CPLR 901 and 902 are satisfied, the court now certifies the class on this motion.

Under CPLR 901, the court may certify a class if: (1) "the class is so numerous that joinder of all members, whether otherwise required or permitted, is impracticable"; (2) "there are questions of law or fact common to the class which predominate over any questions affecting only individual members"; (3) "the claims or defenses of the representative parties are typical of the claims or defenses of the class"; (4) "the representative parties will fairly and adequately protect the interests of the class"; and (5) "a class action is superior to other available methods for the fair and efficient adjudication of the controversy." (CPLR 901).

Here, the court has considered the class action prerequisites set forth in CPLR 901 as well as CPLR 902. First, defendants issued thousands of shares in the funds and the last reported NAVs for each fund exceeded a billion dollars, representing a large investor base. Additionally, all potential class members must prove the same facts to establish defendants' liability. The plaintiffs' claims are essentially the same as all the potential class members. The issues across the board require the court to address the same legal and factual questions. Each representative plaintiff is also a member of the class and has similar injuries to other class members. Plaintiffs maintained an interest in prosecution the cases, and retained experienced counsel with a track record in class actions who has advocated for the class's interests. A class action is also a more efficient mechanism for litigating the claims in this case, compared to individual litigations. Separate

litigation would duplicate costs and squander scarce judicial resources. Further, the court notes that this class was preliminarily certified in the context of a settlement. Accordingly, the court now confirms that this settlement class satisfies the requirements under CPLR 901 and 902 and ultimately certifies the class on this motion.

II. **Settlement**

CPLR 908 requires court approval of any settlement of a class action. "While CPLR Rule 908 does not prescribe specific guidelines for a Court to follow in determining the merits of a proposed class action settlement 'case law suggests the components which should be considered in reviewing a settlement: the likelihood of success, the extent of support from the parties, the judgment of counsel, the presence of bargaining in good faith, and the nature of the issues of law and fact'" (*In re Colt Indus. Shareholder Litig.*, 155 AD2d 154, 160 [1st Dept 1990], *affd as mod sub nom. Matter of Colt Indus. Shareholder Litig. v Colt Indus. Inc.*, 77 NY2d 185 [1991]). Courts also "balance the value of [a proposed] settlement against the present value of the anticipated recovery following a trial on the merits, discounting the inherent risks of litigation." (*Fiala v Met Life Insurance Co., Inc.*, 899 N.Y.S.2d 531, 538 [NY Sup Ct 2010] [citations omitted]. A court may approve the settlement of a class action only if the proposed settlement is fair, adequate, reasonable and in the best interest of class members (*Gordon v. Verizon Commcs.*, 148 A.D.3d 146, 156 [1st Dep't 2017]). The settlement must provide class members with significant relief without the uncertainty, delay, and expense of trial (*id.*) [courts must weigh the likelihood of success against the form of relief offered in the settlement]).

As discussed in further detail below, the Settlement in this case is fair, adequate, reasonable, in the classes' best interest, and provides significant relief without the uncertainty, delay and expense of continued litigation.

1. Likelihood of Success

In determining the likelihood of success, courts must weigh that factor "against the...form of the relief offered in the settlement" (*Gordon v Verizon Communications, Inc.*, 148 AD3d 146, 156 [1st Dept 2017], citing *In re Colt Indus. Shareholder Litig.*, 155 AD2d 154, 160 [1st Dept 1990], *affd as mod sub nom. Matter of Colt Indus. Shareholder Litig. v Colt Indus. Inc.*, 77 NY2d 185 [1991]).

Here, even if the complaints were to survive the motions to dismiss, a result certainly not assured, eventually plaintiffs would need to overcome defendants' motion for summary judgment. This would take place after engaging in discovery and hiring experts, both expensive endeavors. There was also no assurance that the class would have received a recovery equal to or greater than the Settlement if this case continued. Even if plaintiffs were to recover more, such a judgment could exceed Defendants' available insurance. This judgment would then have to be satisfied from the Funds' litigation reserves. However, funds from the litigation reserve are to be returned to the Funds' investors anyway via the SEC settlement in *SEC v. Infinity Q Diversified Alpha Fund*, No. 1:22-cv-09608 (S.D.N.Y.), pending in SDNY.[2]

Defendants have raised several challenges related to statement actionability, plaintiffs' standing, solicitor-seller liability, Section 11's liability scope, and control person liability. For instance, defendants argued that plaintiffs have not pled actual reliance or an entitlement to a presumption of reliance. If the court were to accept these arguments, plaintiffs would not have any damages for all their fraud-based claims.

There are also several underlying issues that would have had to been dealt with, such as which defendants were proper under Section 11 of the Securities Act of 1933, given that certain

[2] As explained below, the SEC is aware of the Settlement and has cleared a pathway for it to proceed by obtaining an order in federal court staying most securities litigation related to the Funds and specifically carving out this case.

defendants do not fall into the statute's enumerated categories. There were also issues relating to U.S. Bancorp. Successfully pleading a Section 11 claim against it would not be certain (*see* Decision and Order dated December 21, 2023 in *The Glenmede Trust Company, N.A. v. Infinity Q Capital Management LLC et al*, Index No. 160830/2022[EDOC 199] [dismissing § 11 claims against U.S. Bancorp]).

Even if plaintiffs prevailed on liability, issues related to causation and damages would remain. Defendants would likely file post-verdict motions or appeals that would require the class to wait additional years and incur additional expenses before collecting an uncertain recovery. These delays would be costly to the class because continued litigation would: (a) divert available insurance proceeds and Fund assets to defense costs rather than settlement; (b) prevent the Funds from releasing monies held in its reserves to the investors; and (c) deplete the Funds' assets through additional administrative costs. In addition, Velissaris' admissions about misleading the Funds' auditor and others could theoretically strengthen certain defendants' due diligence defenses.

Any victory could also be illusory. For instance, it is doubtful actors with clearest liability, such as Velissaris, have any ability to pay. Both the Volatility Fund and Diversified Fund are in liquidation. Other defendants, like U.S. Bancorp, also have indemnification agreements that could result in having to use the Funds' reserve assets to pay for their costs. The Funds also risk being placed into receivership or being subjected to forced regulatory oversight, that would limit the ability to negotiate a civil settlement or could result in a stay of civil proceedings.

2. <u>Extent of Support From the Parties</u>

"The favorable reception by the Class also constitutes strong evidence of the fairness of the proposed Settlement and supports judicial approval." (*Ryan*, 2013 N.Y. Misc. LEXIS 932, at 4; *see also DeLeon v. Wells Fargo Bank N.A.*, No. 12 Civ. 4494 (RLE), 2015 WL 2255394, at 5

[S.D.N.Y. May 7, 2015] ["The fact that the vast majority of class members neither objected nor opted out is a strong indication of fairness."]; *Maley v Del Global Techs. Corp.*, 186 F Supp 2d 358, 362- 63 [SDNY 2002] ["[T]he reaction of the class to the settlement is perhaps the most significant factor to be weighed in considering its adequacy."].)

The court-ordered notice provided class members with all the relevant information related to the settlement, including the material terms, plan of allocation (the "POA"), potential fees and expense reimbursements that Plaintiffs' counsel would seek, potential service award Plaintiffs would seek, and how they could raise objections or otherwise exclude themselves from the class.

As of June 6, 2023, 46,777 copies of the notice and proof of claim form were mailed out to potential class members and nominees. Copies were also posted on the settlement website, published in the Wall Street Journal, and transmitted over Business Wire. The claims administrator received 52,209 claim forms from potential class members as of June 6, 2023, and only a few objections. This high response rate indicates a desire by most class members for the Settlement to proceed and is strong evidence that it is fair, reasonable, and adequate.

3. <u>Judgment of Counsel</u>

New York courts give significant weight to the judgment of experienced counsel in determining the fairness of a class action settlement (*NAACP v Philips Electronics North America Corp.*, 2018 WL 2436579 at 2 [NY Sup Ct, 2018]; *see also Wal-Mart Stores, Inc. v Visa U.S.A., Inc.*, 396 F3d 96, 116 [2d Cir 2005] ["A presumption of fairness, adequacy, and reasonableness may attach to a class settlement reached in arm's-length negotiations between experienced, capable counsel after meaningful discovery."]

Lead plaintiffs and lead counsel support the settlement. Counsel clearly understood this cases' strengths and weakness throughout litigation, as they reviewed Infinity Q press releases,

SEC filings, analyst and media reports, regulatory filings, related proceedings, and other publicly disclosed information regarding defendants and their actions. Lead counsel reached its conclusion after extensive work evaluating the case and its merits. This included reviewing thousands of documents, consulting with experts on negative causation and accounting, participating in extensive mediation sessions, and conferring with defendants' counsel, the objectors, other relevant nonparties, major class members, and regulatory agencies.

Plaintiffs' counsel also clearly understood the strengths and weaknesses of the class claims when the parties reached the Settlement. The Settlement was entered into after: (i) an extensive factual investigation involving a Consolidated Complaint and a Consolidated Amended Complaint; (ii) Plaintiffs opposed seven motions to dismiss; and (iii) the parties engaged in several extensive, arm's-length mediation sessions with experienced mediators.

Counsel also performed extensive legal work during this case, such as drafting and filing the detailed complaints, opposing defendants' motions to dismiss, reviewing documents from defendants, speaking with witnesses, and drafting the Settlement papers. They have also been able to confirm the fairness, reasonableness, and adequacy of the settlement through an extensive review of documents they received in discovery. Counsel came to the reasonable conclusion that the settlement was adequate, particularly when contrasted against the significant risks, costs, and uncertainties of continued litigation.

4. <u>Presence of Bargaining in Good Faith</u>

The court presumes good faith and arms-length negotiations absent evidence to the contrary (*Gordon v Verizon Communications, Inc.*, 148 AD3d 146, 157 [1st Dept 2017], citing *In re Advanced Battery Tech., Inc. Sec. Litig.*, 298 FRD 171, 179 [SDNY 2014]).

The negotiations were hard fought and produced a result that Plaintiff's counsel believes is in the class's best interests in light of the costs and risks of continued litigation (*see Wal-Mart Stores. Inc. v. Visa U.S.A. Inc.*, 396 F.3d 96, 116 [2d Cir. 2005] [internal quotation omitted]). Counsel also affirmed that they engaged in good faith bargaining and arm's length negotiations after conducting extensive discovery (*see Weinberger v Kendrick*, 698 F2d 61; *In re Austrian and German Bank Holocaust Litigation*, 80 F Supp 2d 164). The Settlement is also the product of a mediation process involving extensive confirmatory discovery. The mediation process lasted several months and involved submitting various statements and attending several mediation sessions with highly experienced mediators.

5. <u>Nature of the Issues of Law and Fact</u>

The complex nature of this case also supports final approval. The complexity and risks plaintiffs faced in this case were much greater than most, as it involved complex issues, such as valuation of swaps when calculating NAVs. There were also issues of loss causation and damages. These issues would have required the use of expert testimony.

There were also other hurdles, such as those related to defendants' potential crossclaims, dealing with multiple regulators and a special litigation committee, dwindling insurance, retained Fund assets, and ongoing liquidation efforts. The Settlement eliminates these obstacles. Even assuming these issues did not exist, there would still be serious concerns about defendants' ability to pay and the impact of defendants' various indemnification agreements.

Additionally, this case is different in that it involves a mutual fund and a related hedge fund, rather than a publicly traded company's stock. Defendants, as well as their arguments, did

not fit into any typical regulatory-related scenario. Further, there is a reserve fund[3] in the pending SDNY case that will be released to investors upon the Settlement's approval.

III. Plan of Allocation ("POA")

The POA in this case is also fair, reasonable, and adequate. Plaintiffs' counsel formulated the POA and retained an expert. The POA provides for a customary pro rata allocation based upon the "recognized loss amount" on subscriptions in the Volatility Fund and acquisitions of shares in the Diversified Fund, that are calculated using a formula that accounts for the different amounts of artificial inflation in the Funds' NAV at different times. Class members' claims that purchased or otherwise acquired shares of the Diversified Fund are subject to a 2.21x multiplier to reflect the more favorable standards of pleading and proof available to claimants who can assert claims under the Securities Act. Additionally, the notice distributed to all class members contained the POA in it in its entirety. It is therefore fair to divide the net settlement fund for distribution based on the claims plaintiffs are alleging.

IV. The Morris and Maazel Objections to the Settlement

Certain class members raised several objections to the Settlement. Primarily, attorney Aaron T. Morris ("Morris") raised the first set of objections on behalf of eight putative Class Members (Doc 254). Morris contended that: 1) U.S. Bancorp is not a party and is not materially contributing to the settlement; 2) the five fairness factors weigh against the Settlement's approval; and that 3) counsels' requested fee award strains credulity and is bloated beyond reason (Doc 254).

[3] As of November 30, 2022, there is still over $560 million sitting in reserve pending the resolution of this case (Doc 212 [Kim Affirmation] ¶ 6).

Ilann Maazel ("Maazel"), also an attorney raised the second set of objections on his own behalf (*see* 1/9/23 Letter to Justice Borrok). Maazel objects on four grounds, contending that: 1) the Notice provided is defective and does not comport with due process; 2) the amount of the settlement is essentially inadequate; 3) the U.S. Bancorp issue has not been litigated; and that 4) the attorneys' fees sought are excessive in light of this case's history and posture.

Despite the thorough nature of the objections and Mr. Maazal's heartfelt oral presentation, these objections are unsuccessful. The Notice references U.S. Bancorp in several places, including on the lists on the third and fourth pages, that indicate who the defendants are and who is being released. As for the objection regarding the Settlement's amount, although a critical piece of information is missing (the number of valid claims), it is still possible to calculate the relative recovery by evaluating the number of shares. Further, despite the argument that U.S. Bancorp's contribution to the settlement is not substantial, the relevant inquiry is not the sufficiency of the individual contributions, but rather whether the settlement, as a whole, is fair, reasonable and adequate. To that end, in addition to the 52,000+ claim forms received from potential class members seeking to participate in the Settlement, the Claims Administrator has only received 248 timely non-duplicative requests for exclusion from the Settlement (opt-outs) (Murray Aff. ¶ 8). Additionally, the court notes that the eight Morris objectors only represent about 0.48% of the 135 million shares of the Diversified Fund outstanding on February 18, 2021.

Without a settlement there would be less guaranteed money for the class. Even if U.S. Bancorp were to be held liable for the $500,000,000, there is a chance that the money will have to come from the Fund anyway because of the indemnification agreement with U.S. Bancorp. The money to fund that indemnification, as well as additional litigation costs, would necessarily come out of the Funds' reserve. This is money that would otherwise be paid out to the class under this

Settlement. Thus, continued litigation could exhaust whatever limited funds remain. Continuing litigation could also result in the special master[4] reserving certain litigation funds that could be distributed to class members. Then, there would be the potential to incur additional costs in connection with the litigation and administration of the funds that would only further deplete the money available for the class.

Finally, there is no guarantee that U.S. Bancorp would ultimately be found liable and certainly not until after exhaustive discovery (*see* Decision and Order dated December 21, 2023 in *The Glenmede Trust Company, N.A. v. Infinity Q Capital Management LLC et al*, Index No. 160830/2022 at [dismissing all but § 15 claims against U.S. Bancorp and noting that actual control involves a fact-intensive inquiry]; see also *Wang v Cloopen Group Holding, Ltd.* 2023 WL 2534599 at *19 [SDNY March 16, 2023]).

The Settlement also provides the class with a recovery of up to $48 million, $45 million of which is guaranteed, representing about 4.6% of the estimated recoverable damages. This is a higher figure than the median recovery rate across all securities class actions during the 2017-2021 period (*see* Doc 250, at 23). The recovery rate also seems to surpass those in other similar securities cases involving failed mutual funds.[5] This is further evidence that the settlement is fair, reasonable, and adequate.

Finally, the Morris Objectors' "Hobson's choice" argument (that class members must choose whether to opt out of the settlement before a ruling on the objection) is unavailing. It is standard practice to set the opt-out deadline prior to the final approval of the Settlement. This way, the court can ascertain how many opt-outs there are as part of evaluating the Settlement.

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[4] The SEC appointed a special master to oversee the Diversified Fund's remaining assets.
[5] *See e.g., Emerson v. Mutual Fund Series Trust*, No. 2:17-cv-02565-SJF-SIL (EDNY 2019); *Sokolow v. LJM Funds Mgmt., Ltd.*, No. 1:18-cv-01039 (ND Ill 2018).

V. **Attorneys' Fees and Expenses**

Plaintiffs' Counsel seek an attorneys' fee award of 33 and 1/3% of the Settlement's non-contingent cash payment of up to $45,000,000 (i.e., $15,000,000), plus the interest accrued thereon, for the 8,696.75 hours of total time they devoted to the Actions. However, the court declines to award that amount at this time.

Courts examine several factors when determining the appropriate amount of attorneys' fees to award, such as: the time and labor required; the difficulty of the questions involved; the skill required to handle the issues presented; counsel's experience, ability and reputation; the proposed amount of fees; the benefit resulting to the putative class from the services; the customary fee charged for similar services; the contingency or certainty of compensation; the results obtained; the responsibility involved; and the stage of the litigation at which the settlement occurred (*Gordon v Verizon Communications, Inc.*, 148 AD3d 146, 165 [1st Dept 2017]).

Here, with regard to the attorneys' fees request, the court has received submissions from plaintiffs' counsel, including submissions from Robbins Geller Rudman & Dowd LLP (Doc 223), Scott + Scott Attorneys at Law LLP (Doc 230), The Rosen Law Firm, P.A. (Doc 234), and Criden & Love, P.A. (Doc 238). However, these submissions only list the individual's names, status, hourly rate, total hours, and total lodestar at the hourly rate. The submissions do not list any other details that would permit the court to examine the fee request in light of the aforementioned factors. For instance, many of the entries list simple line items without providing any detail or description of the work that was actually rendered. In fact, no time records were submitted, and there is no indication of what specific work was done and billed for despite there being dozens of attorneys listed on these submissions.

Further, plaintiffs' counsels' Lodestar seems unsupportable, given this case's posture and potentially indicates duplicative work. As such, and in light of the objectors' sharp contentions, the court declines to award any attorneys' fees at this time pending a hearing to determine the reasonableness and appropriateness of these attorneys' fees plaintiffs' counsel has requested (*Sheridan v Police Pension Fund*, 76 AD2d 800, 801-02 [1st Dept 1980] ["We are in general agreement with what appears to be the federal practice, which is to award attorneys' fees in a class action only after a hearing upon notice to the interested parties, at least where there is an issue of material fact substantial enough to affect the result in meaningful way."]).

VI. <u>Service Award</u>

Nevertheless, the court awards plaintiffs Hunter, Rosenstein, O'Connor, Schiavi and Dattani, and Dominus an award of $5,000 each for their time and efforts spent representing the class. The plaintiffs' affidavits indicate that they diligently fulfilled their obligations to the Class since this case was initiated (Hunter Aff., ¶¶ 4-6; Rosenstein Aff., ¶¶ 4-6; O'Connor Aff., ¶¶ 4-6; Dattani Aff., ¶¶ 5-7; Castiglia Aff., ¶¶ 5-7). Additionally, the court notes that the objectors in this case do not oppose the requested service awards "because, regardless of the actions of their counsel, investors who step up as named plaintiffs provide a valuable and often unappreciated service to both their follow investors and the financial markets generally" (Doc 254, fn 36).

VII. <u>Conclusion</u>

The court has considered the parties' remaining arguments and finds them unavailing.

Accordingly, it is

ORDERED that Motion Seq. No. 20 is granted to the extent set forth in this decision and order and in the accompanying Judgment and Order Granting Final Approval of Class Action Settlement; and it is further

ORDERED that any applications for attorneys' fees, costs, or other expenses must be e-filed and emailed to the court by 1/8/24, otherwise waived; and it is further

ORDERED that the Clerk is directed to mark this case disposed.

12/21/2023
DATE

MELISSA A. CRANE, J.S.C.

CHECK ONE:	X	CASE DISPOSED			NON-FINAL DISPOSITION		
	X	GRANTED	☐ DENIED		GRANTED IN PART	☐	OTHER
APPLICATION:		SETTLE ORDER			SUBMIT ORDER		
CHECK IF APPROPRIATE:		INCLUDES TRANSFER/REASSIGN			FIDUCIARY APPOINTMENT	☐	REFERENCE

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

IN RE INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021 <u>CLASS ACTION</u> Part 60: Justice Melissa A. Crane
THIS DOCUMENT RELATES TO: THE CONSOLIDATED ACTION	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of all Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, *et al.*, Defendants.	Index No. 652906/2022 <u>CLASS ACTION</u> Part 60: Justice Melissa A. Crane

~~[PROPOSED]~~ JUDGMENT AND ORDER GRANTING FINAL APPROVAL OF CLASS ACTION SETTLEMENT

WHEREAS, the Court is advised that the Parties, through their counsel, have agreed, subject to Court approval following Notice to the Settlement Class and a hearing, to settle and dismiss with prejudice the Litigation upon the terms and conditions set forth in the Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation" or "Settlement");[1] and

WHEREAS, on October 17, 2022, the Court entered its Order Preliminarily Approving Settlement and Providing Notice (the "Preliminary Approval Order"), which preliminarily approved the Settlement and approved the form and manner of Notice to the Settlement Class of the Settlement, and said Notice has been made, and the Settlement Fairness Hearing having been held; and

NOW, THEREFORE, based upon the Stipulation and all of the filings, records, and proceedings herein, and it appearing to the Court upon examination that the Settlement set forth in the Stipulation is fair, reasonable, and adequate, and upon a Settlement Fairness Hearing having been held after Notice to the Settlement Class of the Settlement to determine if the Settlement is fair, reasonable, and adequate and whether the Judgment should be entered in the Litigation;

THE COURT HEREBY FINDS AND CONCLUDES THAT:

A. The provisions of the Stipulation, including definitions of the terms used therein, are hereby incorporated by reference as though fully set forth herein.

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[1] As used herein, the term "Parties" collectively means plaintiffs Andrea Hunter, David Rosenstein, and Neil O'Connor (collectively, the "State Plaintiffs"), Schiavi + Company LLC DBA Schiavi + Dattani and Dominus Multimanager Fund, Ltd. (collectively, the "Federal Plaintiffs" and, together with the State Plaintiffs, the "Plaintiffs"), on behalf of themselves and the Class, and The Trust for Advised Portfolios, including Infinity Q Diversified Alpha Fund, Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, Steven J. Jensen, U.S. Bancorp Fund Services LLC, Quasar Distributors, LLC, EisnerAmper LLP, Infinity Q Capital Management LLC, Infinity Q Management Equity, LLC, James Velissaris, Scott Lindell, Leonard Potter, and Bonderman Family Limited Partnership, LP (collectively, "Defendants").

B. This Court has jurisdiction of the subject matter of the Litigation and over all of the Parties and all Settlement Class Members for purposes of the Settlement.

C. The form, content, and method of dissemination of Notice given to the Settlement Class was adequate and reasonable and constituted the best notice practicable under the circumstances, including individual Notice to all Settlement Class Members who could be identified through reasonable effort.

D. The form and manner of the Notice is hereby determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of §904 of the New York Civil Practice Law and Rules ("CPLR"), due process, and all other applicable laws and rules, and it is further determined that all members of the Settlement Class are bound by this Judgment.

E. The Court finds, pursuant to CPLR §§901 and 902, as follows, that:

(i) the Settlement Class is so numerous that joinder of all members is impracticable;

(ii) there are questions of law and fact common to the Settlement Class;

(iii) the claims of Plaintiffs are typical of the claims of the Settlement Class;

(iv) Plaintiffs and Plaintiffs' Counsel have fairly and adequately protected the interests of the Settlement Class;

(v) the requirements of CPLR §904 have been satisfied;

(vi) the requirements of the Supreme Court of New York, Commercial Division Rules and due process have been satisfied in connection with the Notice;

(vii) the Litigation is hereby finally certified (in connection with Settlement only) as a class action pursuant to CPLR §§901 and 902, on behalf of a Settlement Class

consisting of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Alpha Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Share") between February 22, 2016, and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds"), during the Class Period. For purposes of the releases set forth herein, "Settlement Class" and "Settlement Class Members" shall include all persons and entities referred to above. Excluded from the Class are: (i) the Defendants; (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendant's immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court; and

(viii) Plaintiffs are hereby certified as the Settlement Class Representatives and Plaintiffs' Counsel are certified as Settlement Class Counsel.

F. The Settlement, as set forth in the Stipulation, is fair, reasonable, and adequate.

(i) The Settlement was negotiated at arm's-length by Plaintiffs on behalf of the Settlement Class and by Defendants, all of whom were represented by highly experienced and skilled counsel. The Litigation settled only after, *inter alia*: (1) Plaintiffs' Counsel's extensive factual investigation which led to the drafting and submission of both a

Consolidated Complaint and a Consolidated Amended Complaint; (2) Plaintiffs' Counsel's aggressive and diligent prosecution of the Actions from their outset through the achievement of the Settlement, including opposition and briefing of Defendants' seven motions to dismiss; (3) a hard fought and considered negotiation process, including four days of mediation as well as further mediation negotiations that lasted several months, under the supervision of an experienced mediator who was familiar with the Litigation; and (4) Plaintiffs' extensive review of over 329,000 documents made available by Defendants in the context of confirmatory discovery. Accordingly, both Plaintiffs and the Defendants were well-positioned to evaluate the settlement value of the Litigation. The Stipulation has been entered into in good faith and is not collusive.

(ii) If the Settlement had not been achieved, both Plaintiffs and Defendants faced the expense, risk, and uncertainty of extended litigation. The Court takes no position on the merits of either Plaintiffs' or Defendants' arguments, but notes these arguments as evidence in support of the reasonableness of the Settlement.

G. Plaintiffs and Plaintiffs' Counsel have fairly and adequately represented the interests of Settlement Class Members in connection with the Settlement.

H. Plaintiffs, all Settlement Class Members, and Defendants are hereby bound by the terms of the Settlement, as set forth in the Stipulation.

IT IS HEREBY ORDERED THAT:

1. The Settlement on the terms set forth in the Stipulation is finally approved as fair, reasonable, and adequate. The Settlement shall be consummated in accordance with the terms and provisions of the Stipulation. The Litigation and all of the claims asserted against the Defendants

in the Litigation by Plaintiffs are hereby dismissed with prejudice. The Parties are to bear their own costs, except as otherwise provided in the Stipulation.

2. All Released Plaintiff Parties and Released Defendant Parties, as defined in the Stipulation, are released in accordance with, and as defined in, the Stipulation.

3. Upon the Effective Date, Plaintiffs and each Settlement Class Member shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Released Claims against the Released Defendant Parties, whether or not such Settlement Class Member executes and delivers a Proof of Claim and Release.

4. Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released all Released Plaintiff Parties from all Released Defendants' Claims.

5. All Settlement Class Members who have not objected to the Settlement in the manner provided in the Notice are deemed to have waived any objections by appeal, collateral attack, or otherwise. No Settlement Class Member will be relieved from the terms and conditions of the Settlement, including the releases provided pursuant thereto, based upon the contention or proof that such Settlement Class Member failed to receive actual or adequate notice.

6. All Settlement Class Members who have failed to properly submit requests for exclusion (requests to opt-out) from the Settlement Class are bound by the terms and conditions of the Stipulation and this Judgment.

7. All other provisions of the Stipulation are incorporated into this Judgment as if fully rewritten herein.

8. Plaintiffs and all Settlement Class Members are hereby barred and enjoined from instituting, commencing, maintaining, or prosecuting in any court or tribunal any of the Released

Claims against any of the Released Defendant Parties. Claims to enforce the terms of the Stipulation are not released. Notwithstanding the foregoing, nothing in the Stipulation, or its exhibits, shall be construed as limiting, modifying, or otherwise affecting any (a) insurance coverage or policies that may be available to any of the Released Defendant Parties; or (b) rights or obligations between or among Defendants or any combination of Defendants, including claims for indemnification.

9. Neither the Stipulation nor Settlement, nor any act performed or document executed pursuant to, or in furtherance of, the Stipulation or Settlement:

(i) shall be offered or received against Defendants as evidence of, or evidence in support of, a presumption, concession, or admission with respect to any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason as against Defendants, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; however, Defendants may refer to it to effectuate the liability protection granted to them hereunder;

(ii) shall be construed as or received in evidence as an admission, concession, or presumption against Plaintiffs or any of the Settlement Class Members that any of their claims are without merit, or that any defenses asserted by Defendants have any merit, or that damages recoverable in the Litigation would have exceeded the Settlement Fund; and

(iii) notwithstanding the foregoing, Defendants, Plaintiffs, Settlement Class Members, and/or the Released Parties may file the Stipulation and/or this Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment

bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

10. The Court hereby finds and concludes that due and adequate Notice was directed to all Persons who are Settlement Class Members, advising them of the Plan of Allocation and of their right to object thereto, and a full and fair opportunity was accorded to all Persons who are Settlement Class Members to be heard with respect to the Plan of Allocation.

11. The Court hereby finds that the Plan of Allocation is fair and reasonable, and the Claims Administrator is directed to administer the Settlement in accordance with the Stipulation.

12. The Court hereby finds and concludes that the formula for the calculation of the claims of Authorized Claimants, which is set forth in the Notice sent to Settlement Class Members, provides a fair and reasonable basis upon which to allocate the proceeds of the Net Settlement Fund established by the Stipulation among Settlement Class Members, with due consideration having been given to administrative convenience and necessity.

13. Nothing in the Settlement restricts the ability of any Party to advocate in favor of or against the applicability of any offset to any claims asserted in any other action based on any amount paid to Authorized Claimants through the Settlement.

14. The Court ~~hereby awards~~ **declines to award** Plaintiffs' Counsel attorneys' fees **at this time, subject to renewed applications for attorneys' fees as specified in the court's accompanying Decision + Order resolving Motion Seq. No 20. Any fee applications must be e-filed and emailed to the court by 1/8/24, otherwise waived.** ~~of ____% of the Settlement Amount plus Plaintiffs' Counsel's expenses in the amount of $_______, together with the interest earned thereon for the same time period and at the same rate as that earned on the Settlement Fund until paid. The Court finds that the amount of fees awarded is appropriate and that the amount of fees awarded is fair and reasonable given the contingent nature of the Litigation and substantial risks of non-recovery, time and effort involved, and result obtained for the Settlement Class.~~

If granted following renewed attorneys' fees applications

15. ^The Fee and Expense Award and interest earned thereon shall immediately be paid to Plaintiffs' Counsel from the Settlement Fund subject to the terms, conditions, and obligations of the Stipulation, which terms, conditions, and obligations are incorporated herein.

16. State Plaintiffs and Federal Plaintiffs are each respectively awarded $ 5,000 . Such payment is appropriate considering their active participation as Plaintiffs in the Litigation, as attested to by their declarations submitted to the Court. Such payment is to be made from the Settlement Fund.

17. In the event that the Stipulation is terminated in accordance with its terms: (a) this Judgment shall be rendered null and void and shall be vacated *nunc pro tunc*; and (b) the Litigation shall proceed as provided in the Stipulation.

~~18. The Court finds that during the course of the Litigation, the Parties and their respective counsel at all times complied with the requirements of 22 New York Code, Rules and Regulations §130-1.1, and all other similar statutes.~~

19. Without further order of the Court, the Parties may agree in writing to such amendments, modifications, and expansions of the Stipulation and reasonable extensions of time to carry out any of the provisions of the Stipulation, provided that such amendments, modifications, expansions, and extensions do not materially alter the rights of the Settlement Class Members or the Released Parties under the Stipulation.

20. Without affecting the finality of this Judgment in any way, this Court retains continuing jurisdiction over: (a) implementation of the Settlement and any award or distribution of the Settlement Fund, including interest earned thereon; (b) disposition of the Settlement Fund; (c) hearing and determining applications for attorneys' fees, interest, and expenses in the

Litigation; and (d) all Parties hereto for the purpose of construing, enforcing, and administrating the Stipulation.

IT IS SO ORDERED.

DATED: 12/21/23

THE HONORABLE MELISSA A. CRANE, J.S.C.